

Mail Stop 3561

May 10, 2010

Via Fax & U.S. Mail

Mr. Marshall O. Larsen
Chief Executive Officer
Goodrich Corporation
Four Coliseum Centre
2730 West Tyvola Road
Charlotte, North Carolina 28217

   RE: Goodrich Corporation
      Form 10-K for the year ended December 31, 2009
      Filed February 16, 2010
      File No. 001-00892

Dear Mr. Larsen:

We have reviewed your response letter dated May 4, 2010 and have the following comment. We think you should revise your document in future filings in response to this comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comment will be complied with, or, if the comment is deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2009

Financial Statements, page 58
Notes to Consolidated Financial Statements, page 64
Note 16. Supplemental Balance Sheet Information, page 102
Accrued Expenses, page 104

1. We note your response to our prior comment 3. However, we continue to believe that deferred revenue for which the operating cycle is greater than one year should be classified in long-term liabilities. In this regard, we note that under ASC Topic 210-10-45-8b, "obligations representing long-term deferments of the delivery of goods or services would not be shown as current liabilities." Please revise future filings to present the amount of deferred revenue that will not be realized within 12 months in long-term liabilities. If you do not believe that reclassifying this deferred revenue would have a material impact on the company's consolidated balance sheet, please explain your basis or rationale for this conclusion.

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You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief